1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 26, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE
2008 ANNUAL GENERAL MEETING,
2009 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES
AND
2009 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

At the 2008 Annual General Meeting, 2009 First Class Meeting of the Holders of A Shares and 2009 First Class Meeting of the Holders of H Shares held on 26 May 2009, all resolutions set out in the Notice of 2008 Annual General Meeting, Notice of 2009 First Class Meeting of the Holders of A Shares, Notice of 2009 First Class Meeting of the Holders of H Shares all dated 9 April 2009 and the Supplemental Notice of 2008 Annual General Meeting dated 6 May 2009 were duly passed.

References are made to the Notice of the 2008 Annual General Meeting, Notice of 2009 First Class Meeting of the Holders of A Shares and Notice of 2009 First Class Meeting of the Holders of H Shares of Aluminum Corporation of China Limited (the "Company") all dated 9 April 2009, the Supplemental Notice of 2008 Annual General Meeting dated 6 May 2009 (the "Notices"), the circular dated 9 April 2009 and the supplemental circular dated 6 May 2009 (the "Circulars"). Terms used in this announcement shall have the same meanings as defined in the Circulars unless the context requires otherwise.

I.	Convening and Attendance of the Meetings

(I)	2008 Annual General Meeting ("AGM")

The 2008 AGM was held by way of on-site voting by poll at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, on 26 May 2009 at 9:00 a.m. As at the date of the 2008 AGM, the Company has 13,524,487,892 shares in issue, of which 5,656,357,299 shares were held by Chinalco and its associates. In respect of all the resolutions set out in the Notice of 2008 AGM, the total number of shares entitling the holders to attend and vote for or against all the resolutions at the 2008 AGM was 13,524,487,892 shares; there was no share entitling the holders to attend and vote only against all the resolutions at the 2008 AGM. There were 16 shareholders of the Company in attendance either in person or by proxy at the AGM, representing 9,358,732,367 shares of the Company, or 69.2% of the total number of 13,524,487,892 shares of the Company. The meeting was convened in compliance with the relevant provisions of the Company Law of People's Republic of China and the Articles of Association of the Company. The meeting was convened by the board of directors (the "Board"). Mr. Luo Jianchuan, a director of the Company, presided over the meeting and acted as chairman of the meeting.

(II)	2009 First Class Meeting of the Holders of A Shares

The 2009 First Class Meeting of the Holders of A Shares was held by way of on-site voting by poll at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, on 26 May 2009 at 9:30 a.m. As at the date of the 2009 First Class Meeting of the Holders of A Shares, the Company had 9,580,521,924 A shares in issue, of which 5,656,357,299 A shares were held by Chinalco and its associates. In respect of the resolution set out in the Notice of 2009 First Class Meeting of the Holders of A Shares, the total number of shares entitling the holders to attend and vote for or against the resolution at the 2009 First Class Meeting of the Holders of A Shares is 9,580,521,924 shares; there was no share entitling the holders to attend and vote only against the resolution at the meeting. There were 13 shareholders of the Company in attendance either in person or by proxy at the meeting, representing 7,939,008,068 shares of the Company, or 82.87% of the total 9,580,521,924 A shares of the Company. The meeting was convened in compliance with the relevant provisions of the Company Law of People's Republic of China and the Articles of Association of the Company. The meeting was convened by the Board. Mr. Luo Jianchuan, a director of the Company, presided over the meeting and acted as chairman of the meeting.

(III)	2009 First Class Meeting of the Holders of H Shares

The 2009 First Class Meeting of the Holders of H Shares was held by way of on-site voting by poll at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, on 26 May 2009 at 9:45 a.m.. As at the date of the 2009 First Class Meeting of the Holders of H Shares, the Company has 3,943,965,968 H shares in issue. In respect of the resolution set out in the Notice of 2009 First Class Meeting of the Holders of H Shares, the total number of shares entitling the holders to attend and vote for or against the resolution at the 2009 First Class Meeting of the Holders of H Shares is 3,943,965,968 shares; there was no share entitling the holders to attend and vote only against the resolution at the meeting. There were 3 shareholders of the Company in attendance either in person or by proxy at the meeting, representing 1,386,780,899 shares of the Company, or 35.16% of the total 3,943,965,968 H shares of the Company. The meeting was convened in compliance with the relevant provisions of the Company Law of People's Republic of China and the Articles of Association of the Company. The meeting was convened by the Board. Mr. Luo Jianchuan, a director of the Company, presided over the meeting and acted as chairman of the meeting.

II.	Resolutions considered

All of the following resolutions were considered and passed by way of on-site voting by poll at the meetings:

(I)	2008 Annual General Meeting

ORDINARY RESOLUTIONS

1.	The Report of Directors of the Company for the year ended 31 December 2008 was approved.

9,353,348,642 shares were casted in favour of the resolution, 1,494,175 shares were casted against the resolution, and 1,227,550 shares were casted for abstained votes. The shares for affirmative votes represented 99.9840% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

2.	The Report of the Supervisory Committee of the Company for the year ended 31 December 2008 was approved.

9,353,327,292 shares were casted in favour of the resolution, 1,447,150 shares were casted against the resolution, and 1,265,925 shares were casted for abstained votes. The shares for affirmative votes represented 99.9842% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

3.	The report of the independent auditors and the audited financial statements of the Group and of the Company for the year ended 31 December 2008 were approved.

9,154,887,221 shares were casted in favour of the resolution, 1,320,950 shares were casted against the resolution, and 974,150 shares were casted for abstained votes. The shares for affirmative votes represented 99.9856% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

4.	Approved the non payment of a final dividend of the Company for the year ended 31 December 2008.

9,348,265,442 shares were casted in favour of the resolution, 6,872,375 shares were casted against the resolution, and 986,550 shares were casted for abstained votes. The shares for affirmative votes represented 99.9265% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

5.

The appointment of Mr. Xiong Weiping as an executive Director of the 3rd session of the Board of the Company for a term up to the conclusion of the 2009 annual general meeting of the Company was approved.

9,348,920,804 shares were casted in favour of the resolution, 5,807,013 shares were casted against the resolution, and 1,170,550 shares were casted for abstained votes. The shares for affirmative votes represented 99.9379% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

6.

The remuneration standard for Directors and Supervisors of the Company for 2009 and the distribution of the 2008 annual incentive salary of Directors and Supervisors in the form of discretionary bonus were approved.

9,349,689,192 shares were casted in favour of the resolution, 4,867,700 shares were casted against the resolution, and 1,513,275 shares were casted for abstained votes. The shares for affirmative votes represented 99.9480% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

7.	The renewal of one-year liability insurance for Directors, Supervisors and senior management of the Company (from 18 May 2009 to 17 May 2010) was approved.

8,454,436,133 shares were casted in favour of the resolution, 880,168,973 shares were casted against the resolution, and 17,861,400 shares were casted for abstained votes. The shares for affirmative votes represented 90.5709% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

8.

The re-election of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board to determine their remunerations were approved.

9,353,340,242 shares were casted in favour of the resolution, 1,979,525 shares were casted against the resolution, and 804,600 shares were casted for abstained votes. The shares for affirmative votes represented 99.9788% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

SPECIAL RESOLUTIONS

9.

The amendments to Article 70, Article 183, Article 211, Article 229, Article 189, Article 195 and the deletion of Article 232 of the Articles of Association of the Company were approved by way of special resolution.

9,335,062,921 shares were casted in favour of the resolution, 4,429,175 shares were casted against the resolution, and 1,902,775 shares were casted for abstained votes. The shares for affirmative votes represented 99.9526% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

10.	The grant of a general mandate to the Board to issue additional H Shares of the Company by way of special resolution was approved.

9,188,815,972 shares were casted in favour of the resolution, 148,101,424 shares were casted against the resolution, and 1,845,475 shares were casted for abstained votes. The shares for affirmative votes represented 98.4138% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

11.	The grant of a general mandate to the Board to repurchase H Shares of the Company by way of special resolution was approved.

9,336,926,996 shares were casted in favour of the resolution, 2,721,125 shares were casted against the resolution, and 1,800,750 shares were casted for abstained votes. The shares for affirmative votes represented 99.9709% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

12.	The issue of short-term bills by the Company by way of special resolution was approved.

9,354,421,067 shares were casted in favour of the resolution, 2,823,750 shares were casted against the resolution, and 1,487,550 shares were casted for abstained votes. The shares for affirmative votes represented 99.9698% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

13.	The issue of medium-term notes by the Company by way of special resolution was approved.

9,354,374,417 shares were casted in favour of the resolution, 2,872,325 shares were casted against the resolution, and 1,512,625 shares were casted for abstained votes. The shares for affirmative votes represented 99.9693% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

14.	The proposed expansion of the business scope of the Company and the corresponding amendment to Article 13 of the articles of association of the Company by way of special resolution was approved.

9,356,495,492 shares were casted in favour of the resolution, 1,635,325 shares were casted against the resolution, and 560,550 shares were casted for abstained votes. The shares for affirmative votes represented 99.9825% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

(II)	2009 First Class Meeting of the Holders of A Shares

1.	Approved the granting of a general mandate to the Board to repurchase H Shares of the Company.

7,939,008,068 shares were casted in favour of the resolution, 0 shares were casted against the resolution, and 0 shares were casted for abstained votes. The shares for affirmative votes represented 100% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

(III)	2009 First Class Meeting of the Holders of H Shares

1.	Approved the granting of a general mandate to the Board to repurchase H Shares of the Company.

1,383,465,799 shares were casted in favour of the resolution, 3,135,100 shares were casted against the resolution, and 0 shares were casted for abstained votes. The shares for affirmative votes represented 100% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

III.	Lawyer as Witness

The meetings were witnessed by a lawyer from Jincheng Tongda & Neal ("JT&N"), Beijing, the legal adviser of the Company, who issued a legal opinion on the meetings, pursuant to which JT&N was of the view that the convening of and the procedures for holding the meetings, the voting procedures adopted, the eligibility of the person who convened the meetings and the eligibility of shareholders (or their proxies) who attended the meetings were in compliance with the requirements of relevant laws and the Articles of Association of the Company and that the voting results of the meetings were valid.

(IV)	Scrutineer

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized JT&N, Beijing to act as the scrutineer of the 2008 Annual General Meeting, 2009 First Class Meeting of the Holders of A Shares and 2009 First Class Meeting of the Holders of H Shares for the purpose of vote-taking on its behalf.

(V)	Biography of Mr. Xiong Weiping

Mr. Xiong Weiping, 52, an executive director of the third session of the Board and concurrently the President of Chinalco. Mr. Xiong graduated from Central South University of Industry majoring in mining engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and an impressive record of experience in economics, corporate management and metaliferous mining. Mr. Xiong is also a Professor and a tutor of Ph.D. students of Guanghua School of Management, Peking University. He is an expert who is granted special subsidies by State Council and was recognized as the "Middle-aged and Youth Expert with Special Contribution to the Nation" by the original Ministry of Personnel of the PRC. He was formerly the General Secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation and the president of Hunan Youth Union Committee, the Vice-Chancellor and Dean of the Faculty of Management, Professor, tutor of Ph.D. students of Central South University of Industry. Mr. Xiong had served as the Vice President of China Copper, Lead & Zinc Group Corporation, the Vice President of Chinalco, the Executive Director, Senior Vice President and President of Chalco and the Vice Chairman and President of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

As far as the Directors are aware and save as disclosed above, Mr. Xiong Weiping did not hold any directorships in other public listed companies in the last 3 years. Save as disclosed above, Mr. Xiong does not have any relationship with any other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Mr. Xiong will enter into a service contract with the Company for a term up to the conclusion of the 2009 annual general meeting. Either party to the service contract will be entitled to terminate the service contract by giving not less than 3 months' written notice to the other party. The remuneration of Mr. Xiong for the year ending 31 December 2009 will be determined by the Remuneration Committee of the Board according to Mr. Xiong's duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and save as disclosed above, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders of the Company in respect of the new appointment of Mr. Xiong as the Director of the Company.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC
26 May 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary